SCHEDULE 13D


                              CUSIP NO. 543057-10-3


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                      RARE Hospitality International, Inc.
                                (Name of Issuer)


                      Common Stock, No Par Value Per Share
                         (Title of Class of securities)


                                   543057-10-3
                                 (CUSIP Number)


                               Margaret D. Farrell
                            Hinckley, Allen & Snyder
                                1500 Fleet Center
                         Providence, Rhode Island 02903
                                 (401) 274-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 1996
             (Date of Event Which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box. .

Check the following box if a fee is being paid with the statement ____.

         1)       Name of Reporting Person.      Edward P. Grace, III

         2)       Check the appropriate box if a Member of a Group
                  (See Instructions)

         (a)
         (b)


         3)       SEC Use Only


         4)       Source of Funds (See Instructions).      Not Applicable


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).


         6)       Citizenship or Place of Organization.      United States


Number of                  (7)      Sole Voting Power             7,569
Shares Bene-
ficially Owned             (8)      Shared Voting Power       1,465,159
By Each
Reporting                  (9)      Sole Dispositive Power        7,569
Person With
                           (10)     Shared Dispositive Power  1,465,159




         11)      Aggregate Amount Beneficially Owned by Each Reporting Person.
                                    1,472,728

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

         13)      Percent of Class Represented by Amount in Row 11.      12.63%
                                                                     ----------

         14)      Type of Reporting Person (See Instructions).           IN
                                                                 ----------

Item 1.  Security and Issuer.

         This statement relates to the shares of Common Stock, no par value per share (the "Common Stock"), of RARE Hospitality International, Inc. (formerly known as Longhorn Steaks, Inc.), a Georgia corporation ("Rare" or "Issuer"). The address of RARE's principal executive office is 8215 Roswell Road, Building 200, Atlanta, Georgia 30350.

Item 2.  Identity and Background.

     (a), (b), (c) and (f). This filing is being made by Edward P. Grace, III. Mr. Grace's principal business office address is 5091 Isleworth Country Club Drive, Windermere, Florida 34786. Mr. Grace is a Director of RARE and was formerly Chief Executive Officer and President of Bugaboo Creek Steak House, Inc. ("Bugaboo"), a wholly-owned subsidiary of RARE.

Item 5.  Interest in Securities of the Issuer.

         (a)   Amount Beneficially Owned.

     Mr. Grace is the beneficiary of the Edward P. Grace III Grantor Retained Annuity Trust - 1996 (the "Trust"). Mr. Grace transferred to the Trust 246,251 shares of RARE Hospitality International, Inc. common stock on December 24, 1996. Mr. Grace retains the power to control the voting and disposition of the RARE Common Stock held by the Trust.

     Mr. Grace is a partner of Grace Associates, a Connecticut partnership and President of Grace Corporation, another partner in Grace Associates. Mr. Grace transferred to Grace Associates a total of 1,158,366 shares of Common Stock in two lots on December 24 and December 30, 1996. Mr. Grace retains the power to control the voting and disposition of the RARE Common Stock held by Grace Associates.

     Mr. Grace is President of Grace Corporation, the general partner of EPGIII Limited Partnership, a Connecticut limited partnership (the "Partnership"). Mr. Grace transferred to the Partnership a total of 60,542 shares of RARE Common Stock in two lots on December 24 and December 30, 1996. Mr. Grace retains the power to control the voting and disposition of the RARE Common Stock held by the Partnership.

     Mr. Grace transferred 10,000 shares of Rare Common Stock to the University of Vermont on December 26, 1996. Mr. Grace does not retain the power to control the voting and disposition of the RARE Common Stock gifted to the University

     (b) Percent of Class. The shares of Common Stock beneficially owned by Mr. Grace represent 12.63% of the Issuer's outstanding Common Stock.

     (c)      Number of Shares of Common Stock as to which Mr. Grace has:


    (i)      sole power to vote or to direct the vote                     7,569
    (ii)     shared power to vote or to direct the vote               1,465,159
    (iii)    sole power to dispose or to direct the disposition of        7,569
    (iv)     shares power to dispose or to direct the disposition of  1,465,159

     (d) Other than as described in Item 5 herein, Mr. Grace has not effected any transaction in the Common Stock during the past 60 days.

         (e)      Not applicable.

         (f)      Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         See Item 5.

         Mr. Grace, a former officer of the Issuer, currently serves as a director of the Issuer, and as a director of the Issuer, participates in certain of the Issuer's stock option plans and may receive grants of stock options in accordance with such plans from time to time.

Item 7.  Material to be Filed as Exhibits.

         None.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 _/s/ Edward P. Grace III______
                                                 Edward P. Grace III


Dated:  February 12, 1997